SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-A/A
AMENDMENT NO. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CELLSTAR CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	75-2479727
(State of Incorporation)	(I.R.S. Employer Identification No.)

1730 Briercroft Court, Carrollton, Texas	75006
(Address of Principal Executive Offices)	(Zip Code)

If this form related to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.     ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.    ☐

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase
Series A Preferred Stock

(Title of Class)

The Registrant’s registration statement on Form 8-A filed on January 3, 1997, as amended by Amendment No. 1 filed on June 30, 1997 (as so amended, the “Registration Statement”) is hereby amended in its entirety as follows.

Item 1.    Description of Securities To Be Registered

On December 30, 1996, the Board of Directors of the Registrant (the “Board”) declared a dividend distribution of one Right for each outstanding share of the Company’s common stock, $0.01 par value (the “Common Stock”), to stockholders of record at the close of business on January 9, 1997. Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1,000) of a share of Series A Preferred Stock, par value $0.01 per share (the “Preferred Stock”), initially at a purchase price of $80.00 per one one-thousandth (1/1,000) of a share, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a First Amended and Restated Rights Agreement (the “Rights Agreement”), dated as of February 11, 2002, made between the Company and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (the “Rights Agent”).

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon the earlier of (i) ten (10) business days following a public announcement that a person (other than Alan H. Goldfield, the Registrant’s founder) or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), or (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning fifteen percent (15%) or more of such outstanding shares of Common Stock. The Rights Agreement provides that holders of the Registrant’s 5% Convertible Subordinated Notes due 2002 (the “Notes”) will not be considered Acquiring Persons if they become beneficial owners of 15% or more of the outstanding shares of Common Stock as a result of their acquisition of securities from the Registrant in exchange for the Notes. However, Mr. Goldfield and the former holders of the Notes will be deemed to be Acquiring Persons if they, while beneficially owning 15% or more of the outstanding shares of Common Stock, subsequently acquire beneficial ownership of an additional 1% of the outstanding shares of Common Stock. The date the Rights separate is referred to as the “Distribution Date”.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after January 9, 1997 will contain a legend incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Rights Agreement, the Registrant reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 9, 2007, unless earlier redeemed by the Registrant as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates will represent the Rights. Except in connection with shares of Common Stock issued or sold pursuant to the exercise of stock options under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities hereafter issued by the Registrant, in either case outstanding as of the Distribution Date, or as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that (i) the Registrant is the surviving corporation in a merger or other business combination with an Acquiring Person (or any associate or affiliate thereof) and its Common Stock remains outstanding and unchanged, (ii) any person shall become an Acquiring Person (except pursuant to (A) certain consolidations or mergers involving the Registrant or sales or transfers of the combined assets, cash flow or earning power of the Registrant and its subsidiaries or (B) an offer for all outstanding shares of Common Stock at a price and upon terms and conditions which the Board determines to be in the best interests of the Registrant and its stockholders prior to such announcement), or (iii) there occurs a reclassification of securities, a recapitalization of the Registrant or any of certain business combinations or other transactions (other than certain consolidations and mergers involving the Registrant and sales or transfers of the combined assets, cash flow or earning power of the Registrant and its subsidiaries) involving the Registrant or any of its subsidiaries which has the effect of increasing by more than one percent (1%) the proportionate share of any class of the outstanding equity securities of the Registrant or any of its subsidiaries beneficially owned by an Acquiring Person (or any associate or affiliate thereof), each holder of a Right (other than the Acquiring Person and certain related parties) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Registrant) having a value equal to two times the Purchase Price of a Right. Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The events described in this paragraph are referred to as “Flip-in Events”.

For example, at a Purchase Price of $80 per Right, each Right not owned by an Acquiring Person (or by certain related parties or transferees) following a Flip-in Event would entitle its holder to purchase $160 worth of Common Stock (or other consideration, as noted above) for $80. Assuming that the Common Stock had a per share market price of $40 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $80.

In the event that, at any time following the Stock Acquisition Date, (i) the Registrant shall enter into a merger or other business combination transaction in which the Registrant is not the surviving corporation, (ii) the Registrant is the surviving corporation in a consolidation, merger or similar transaction pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or (iii) more than 50% of the combined assets, cash flow or earning power of the Registrant and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to subsidiaries of the Registrant as specified in the Rights Agreement), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring Registrant having a value equal to two times the Purchase Price of the Right. The events described in this paragraph are referred to as “Flip-over Events”. Flip-in Events and Flip-over Events are referred to collectively as “Triggering Events”.

The Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or subscription rights or warrants (other than those referred to in (ii) immediately above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-thousandth (1/1,000) of a share of Preferred Stock) and, in lieu thereof, the Registrant may make an adjustment in cash based on the market price of the Preferred Stock on the trading date immediately prior to the date of exercise.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding shares of Common Stock, the Board may, without payment of the Purchase Price by the holder, exchange the Rights (other than Rights owned by such person or group, which will become void), in whole or in part, for shares of Common Stock at an exchange ratio of one-half the number of shares of Common Stock (or in certain circumstances Preferred Stock) for which a Right is exercisable immediately prior to the time of the Registrant’s decision to exchange the Rights (subject to adjustment).

At any time until the Stock Acquisition Date, the Registrant may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Registrant, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Registrant or for common stock of an acquiring Registrant as set forth above or in the event that the Rights are redeemed.

Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board at any time during the period in which the Rights are redeemable. At any time when the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by the Board only if such amendment does not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person); provided, however, that no amendment may cause the Rights again to become redeemable or affect the future ability to amend the Rights Agreement.

A copy of the Rights Agreement specifying the terms of the Rights; the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock; the form of Certificate of Correction of Certificate of Designation, Preferences and Rights of Series A Preferred Stock and the form of Rights Certificate are filed herewith as exhibits and are incorporated herein by reference. Copies of the Rights Agreement are also available free of charge from the Rights Agent. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.    Exhibits

Exhibit Number	Description
1.
First Amended and Restated Rights Agreement, dated as of February 11, 2002, made between CellStar Corporation and Mellon Investor Services LLC, f/k/a ChaseMellon Shareholder Services, L.L.C., as Rights Agent. *

2.	Form of Rights Certificate (attached as Exhibit 2 to the First Amended and Restated Rights Agreement filed as Exhibit 1 hereto).

3.	Form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock of CellStar Corporation. **

4.	Certificate of Correction to Certificate of Designation, Preferences and Rights of Series A Preferred Stock of CellStar Corporation. ***

*	Filed herewith.
**	Previously filed as an exhibit to CellStar Corporation’s Form 8-A filed on January 3, 1997, and incorporated herein by reference.
***	Previously filed as an exhibit to CellStar Corporation’s Amendment No. 1 on Form 8-A/A, filed on June 30, 1997, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLSTAR CORPORATION

December 4, 2002	By:	/s/ Elaine Flud Rodriguez
Name: Elaine Flud Rodriguez Title: Senior Vice President, Secretary, and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

1.
First Amended and Restated Rights Agreement, dated as of February 11, 2002, made between CellStar Corporation and Mellon Investor Services LLC, f/k/a ChaseMellon Shareholder Services, L.L.C., as Rights Agent. *

2.	Form of Rights Certificate (attached as Exhibit 2 to the First Amended and Restated Rights Agreement filed as Exhibit 1 hereto).

3.	Form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock of CellStar Corporation. **

4.	Certificate of Correction to Certificate of Designation, Preferences and Rights of Series A Preferred Stock of CellStar Corporation. ***

*	Filed herewith.
**	Previously filed as an exhibit to CellStar Corporation’s Form 8-A filed on January 3, 1997, and incorporated herein by reference.
***	Previously filed as an exhibit to CellStar Corporation’s Amendment No. 1 on Form 8-A/A, filed on June 30, 1997, and incorporated herein by reference.

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